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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEC FILE NUMBER
8-49517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 AND ENDING 12/31/17

Washington DC 400

MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FIG Partners, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1475 Peachtree St NE, Suite 800

(No. and Street)

Atlanta	GA	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lauren Jones 404-601-7212

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ascent CPA Group, LLC

(Name – *if individual, state last, first, middle name*)

3348 Peachtree Road, NE Suite 150	Atlanta	Georgia	30326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Geoff Hodgson _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

FIG Partners, LLC _____ , as

of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

Not Applicable

LAUREN B. JONES
Notary Public, Georgia
Cobb County
My Commission Expires
July 13, 2019

Signature

_C̶E̶O̶_

Title

Notary Public 2.27.18

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3348 Peachtree Road, NE - Suite 150
Atlanta, GA 30326
http://ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee and Members of
FIG Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of FIG Partners, LLC and Subsidiary (the "Company") as of December 31, 2017, and the related notes to the consolidated financial statement. In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of FIG Partners, LLC and Subsidiary as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FIG Partners, LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

Ascent CPA Group LLC

We have served as FIG Partner's auditor since 2017.
Atlanta, Georgia
February 27, 2018

FIG PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets

Cash and cash equivalents	$	4,765,462
Deposit with clearing organization		116,143
Receivable from customers		1,587,495
Receivable from clearing organization		446,207
Notes receivable from employees, net		100,307
Due from employees		44,404
Securities owned		2,061,769
Securitized loan strips		27,362
Secured demand notes		2,000,000
Prepaid expenses		814,262
Property and equipment, net		408,130
Deposits		40,392
Total assets	**$**	**12,411,933**

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	2,891,548
Securities sold, not yet purchased		13,828
Subordinated borrowings		2,000,000
Total liabilities		4,905,376
Members' equity		7,506,557
Total liabilities and members' equity	**$**	**12,411,933**

See accompanying notes to consolidated financial statements.

(1)   Organization and Nature of Business

FIG Partners, LLC and Subsidiaries (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides independent research on financial institutions, investment advisory services, such as level three asset valuations, active market-making, principal and agency transactions and investment banking to institutional investors, high net worth individuals, and companies in the financial services industry. The Company is based in Atlanta, Georgia and introduces customers on a fully-disclosed basis to its primary clearing agent, First Clearing LLC. The Company's customers are located throughout the United States of America.

(2)   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other assets and liabilities.

Principles of Consolidation

The consolidated financial statements include the accounts of FIG Partners, LLC and its wholly-owned subsidiary, FIG Asset Management, LLC. The accounts and activities of FIG Asset Management, LLC have been consolidated from the date of their inception. All material intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Securities Transactions

Customers' securities transactions are reported on a trade date basis. Related commission revenues and clearing fees are recorded on a trade date basis. Proprietary securities transactions are recorded on a trade date basis, as if they had settled.

Investment Banking

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded at the time the transaction is completed and the related income is reasonably determinable.

Investment Advisory, Research and Other Fees

Investment advisory fees, including level three asset valuations, are recognized upon issuance of a report to the client. Research fees are recognized in the period that the client uses the research. Other fees for various services are recognized as the services are performed.

Cash and Cash Equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents. The Company is required to maintain a minimum $100,000 collateral account with First Clearing LLC, its primary clearing agent.

(2) **Summary of Significant Accounting Policies, continued**
Receivable from Customers
Receivable from customers is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible accounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has performed reasonable collection efforts are written off through a charge to the allowance and a credit to receivable from customers. Management believes that all accounts receivable are fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. The Company grants credit to its customers without requiring collateral. The amount of accounting loss for which the Company is at risk in these unsecured receivables is limited to their carrying value.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased are recorded at fair value, with realized and unrealized gains and losses reflected in net trading gains on principal transactions on the Company's consolidated statement of income.

Investments in Securitized Loan Strips
Investments in securitized loan strips are recorded at amortized cost and are assessed for indicators of impairment at the end of each reporting period. These investments are considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the asset, the estimated future cash flows of the investments have been impacted. If it is determined that an other-than-temporary decline in the investments exists, the Company will write down the investments to their fair value and record the related write-down as an investment loss in its consolidated statement of income.

Property and Equipment
Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful lives of the assets. Computers, software and furniture and equipment are depreciated on a straight-line basis over five year lives. Leasehold improvements are amortized over the original term of the lease or the useful life of the asset, whichever is shorter. Improvements that extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred.

Income Taxes
The Company is a Georgia Limited Liability Company ("LLC") and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements as the tax effects of the Company's activities are the responsibility of its members.

In accordance with FASB ASC topic 740, *Income Taxes*, the Company evaluates its uncertain tax positions using the provisions of FASB ASC topic 450, *Contingencies*. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained under audit, based on the technical merits of the position. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon settlement.

For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing. There were no material unrecognized tax benefits and related tax liabilities at December 31, 2017 and the Company does not expect that unrecognized tax benefits will increase within the next twelve months. It is the Company's policy to recognize interest and penalties, if any, related to uncertain tax positions as income tax expense in the consolidated statement of income.

(2) **Summary of Significant Accounting Policies, continued**
Advertising Costs
The Company's advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2017 were approximately $158,000 and are included in sales and marketing expenses on the Company's consolidated statement of income.

Fair Value Measurement
The Company determines the fair value of financial instruments in accordance with FASB ASC 820, *Fair Value Measurement,* which defines fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Investments measured at fair value consist of money market funds and equity securities. Equity securities are valued at the last reported sales price of the security on the last day of business of the year on a national exchange and are classified as Level 1 investments. Money market funds are stated at net asset value as published near the reporting date. Some of the Company's equity securities are traded on over-the-counter exchanges. Money market funds are classified as Level 1 investments. Over-the-counter securities are classified as Level 2 investments. The Company has one equity that is not traded on any exchange and is classified as a Level 3 investment. There has been no change in the fair value of the Company's Level 3 assets for the year ended December 31, 2017.

Subsequent Events
The Company evaluated subsequent events for potential recognition or disclosure in the financial statements through the date on which the financial statements were issued and nothing material was found.

(2)   Summary of Significant Accounting Policies, continued
New Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2020. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. Management expects the adoption to not have an impact on its financial statements.

(3)   Notes Receivable from Employees
In September 2013, the Company loaned one of its employees $316,758 in connection with the employee's termination obligations with his former employer. The non-interest bearing note receivable is due in equal monthly installments of $5,279, beginning July 15, 2014 through June 15, 2019. The note is secured by all commissions, compensation and other funds owed to the employee by the Company, as well as any assets of the employee that are held at or through the Company and its clearing firm. At December 31, 2017, the outstanding balance due under the note receivable was $100,307.

(4)   Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased are recorded at fair value and consisted of the following at December 31, 2017:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 2,061,769	$ 13,828

The portion of net trading income on principal transactions that relates to securities owned and securities sold, not yet purchased at December 31, 2017 includes an unrealized gain of $79,099. The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $13,828 at December 31, 2017, which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases.

(5)   Investments in Securitized Loan Strips
During the year ended December 31, 2011, the Company entered into a transaction in which it acted as a pooler in the securitization and selling of Small Business Administration ("SBA") 504 loans. The total securitized loan balance was approximately $10,000,000, of which third party buyers were required to purchase 80% of the balance, the seller in the transaction was required to purchase 15% of the balance, and the Company as pooler in the transaction was required to purchase 5% of the balance.

The Company's 5% investment in the securitized loan strips, in the original amount of approximately $502,000, is comprised of four securitized SBA loan notes receivable with various maturity dates between December 2019 and February 2021, with interest rates ranging from 4.5% to 6%. Due to the Company acting as a pooler in the transaction, the 5% loan strips purchased by the Company are not guaranteed by the government of the United States of America. The Company is required to hold the investments to maturity and the securities are nontransferable.

As of December 31, 2017, the Company's investments in securitized loan strips totaled $27,362.

(6)   Net Trading Gains on Principal Transactions
The Company's net trading gains on principal transactions by reporting categories for the year ended December 31, 2017, are as follows:

Fixed income	$ 724,256
Equities	720,001
	$ 1,444,257

(7) Fair Value Measurement

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Totals
Cash equivalents:				
Money market funds	$ 54,015	-	$ -	$ 54,015
Securities owned:				
Equity securities	$ 2,014,303	$ 41,410	$ 6,056	$ 2,061,769
Securities sold, not yet purchased	$ 13,828	$ -	$ -	$ 13,828

(8) Property and Equipment

Property and equipment as of December 31, 2017 consisted of the following:

Computers and software	$	538,232
Furniture and equipment		228,873
Leasehold improvements		175,312
		942,417
Less: accumulated depreciation		534,287
	$	408,130

Depreciation expense was approximately $128,000 for the year ended December 31, 2017 and was included in occupancy and other operating expenses on the Company's consolidated statement of income.

(9) Subordinated Borrowings

The borrowings under subordinated debt agreements at December 31, 2017 were as follows:

Secured demand note collateral agreements, 8% varying due dates beginning March 18, 2018 through November 30, 2018	$ 2,000,000
	$ 2,000,000

The subordinated borrowings are with members and employees and are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the subordinated agreements due. At December 31, 2017, there were no balances due to members for the secured demand note collateral agreements or the subordinated notes.

In accordance with the secured demand note collateral agreements, if the securities pledged as collateral decline in value so that their discounted value is less than the face amount of the debt, the lender must pledge additional securities to keep the loan at the proper collateral level. If the lender does not pledge additional securities, the Company may sell some or all of the lender's securities.

(9)   Subordinated Borrowings, continued

As of December 31, 2017, the value of the securities pledged for the secured demand note collateral borrowings was approximately $4,768,000. Interest accrues on the face amount of the debt.

For the year ended December 31, 2017, total interest expense related to subordinated borrowings was approximately $105,000 and is included in occupancy and other operating expenses on the Company's consolidated statement of income.

(10)   Operating Agreement and Membership Units

The membership units of the Company derive their rights and restrictions from the Company's Operating Agreement ("Agreement"). In accordance with the Agreement, distributions to members of distributable cash, as defined, will be determined by the Board of Directors in proportion to each member's units.

In the case of liquidation of the Company's assets outside of the ordinary course of business, the Agreement calls for net proceeds to be distributed first in proportion to, and to the extent of, each member's net invested capital, as defined, as of the date of distribution and thereafter in proportion to each member's units.

The Agreement provides for restrictions on the transfer of a member's units without the prior written consent of at least a majority of the issued and outstanding units. In addition, the Agreement contains a provision for the right of first refusal by the Company and its remaining members. Upon death or disability of a member, the Agreement calls for the sale of the units back to the Company at 1.5 times the book value of the applicable units. In the case of termination of a member, the Company shall purchase the units from the member at the book value of such units as of the most recent month end to the date of such termination of such member's employment with the Company. The Company may, at its option and notice, and with written consent of members holding at least a majority of the issued and outstanding units, at any time redeem all or any portion of the units held by any member for 1.5 times the book value of the applicable units.

Except as provided by mandatory provisions of applicable state law, no member of the Company is personally liable for any of the debts, liabilities, contracts or other obligations of the Company or for any of the losses of the Company beyond the amounts contributed or required to be contributed, plus the member's share of undistributed profits of the Company.

(11)   Related Party Transactions

The Company from time to time specifically allocates to certain members profits and distributions at the direction of its Board of Directors in accordance with the Company's Operating Agreement.

The Company pays guaranteed payments to certain members who are involved in the day-to-day operations of the Company. Guaranteed payments to these members totaled approximately $6,212,000 for the year ended December 31, 2017, and were included in employee compensation and benefits on the Company's consolidated statement of income. As of December 31, 2017, approximately $1,077,000 in guaranteed payments was accrued and included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition.

During the year ended December 31, 2017, the Company paid approximately $25,000 for office space rent and related expenses to a member under a month-to-month lease arrangement.

The Company has entered into secured demand note collateral agreements with certain members of the Company (see Note 9).

During the year ended December 31, 2017, the Company paid approximately $4,600 for executive search services to a company owned by a member of the Company.

During the year ended December 31, 2017, the Company made approximately $29,800 in charitable donations to a non-profit organization in which a member of the Company is a director.

(12) **Defined Contribution Plan**

The Company maintains a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees of the Company who meet certain requirements outlined in the plan as to age and length of service. Under the provisions of the plan, participating employees may elect to contribute tax deferred amounts to the plan, through salary reductions, up to a maximum of $18,000 in 2017. The employee is 100% vested at all times in funds contributed to the plan through salary reductions.

The Company has elected in the plan to match employee contributions on a discretionary basis. For the year ended December 31, 2017, the Company contributed approximately $547,000 as matching contributions. The Company may also elect to contribute to the plan a discretionary amount in addition to the matching amount on behalf of covered employees, regardless of the Company's earnings and profits. The Company made an additional discretionary contribution to the plan of $183,000 for the year ended December 31, 2017. As of December 31, 2017, the discretionary contribution of $183,000 was accrued and included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition. Employer contributions to the plan are 100% vested immediately.

(13) **Concentrations of Credit Risk**

The Company maintains cash and cash equivalents balances at banks and other financial institutions. Some accounts at banks and financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000, and other accounts are not insured by the FDIC. As of December 31, 2017, the Company had cash holdings with two (2) separate institutions which exceeded the insured threshold. The accounts exceeded the $250,000 threshold by approximately $387,000 and $2,824,000, respectively.

The Company maintains brokerage accounts at its clearing firm which contain proprietary securities holdings of the Company. These accounts are generally insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000 per customer for all accounts at the same institution. At December 31, 2017, the Company's accounts exceeded the insured threshold. The Company believes no significant concentration of credit risk exists with respect to these securities holdings.

At December 31, 2017, the Company had amounts due from three customers that made up approximately 74.02% of the total due from customers as reported on the consolidated statement of financial condition at December 31, 2017.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company believes no significant credit risk exists with respect to amounts due from these parties.

(14) **Commitments**

Operating Leases

The Company has entered into non-cancelable operating lease agreements for office space and certain equipment that expire at various dates. Minimum future payments required under the terms of the leases as of December 31, 2017 are approximately as follows:

2018	$	356,214
2019		261,214
2020		246,338
2021		252,501
2022		258,796
Thereafter		583,201
	$	1,958,264

(14)   Commitments, continued

The operating lease agreements also generally require the Company to pay executory costs, such as real estate taxes, utilities and repairs. These executory costs are not included in the lease commitment amounts above. The total amount of base rent payments is being charged to expense on the straight-line method over the term of the leases. The Company has recorded a liability of approximately $103,000 at December 31, 2017 to reflect the excess of rent expense over cash payments since inception of the leases. This liability is included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition. Rent expense totaled approximately $481,000 for the year ended December 31, 2017, and was included in occupancy and other operating expenses on the Company's consolidated statement of income.

(15)   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital of the greater of 1) 6-2/3% of aggregate indebtedness, 2) $100,000, or 3) limited by the maximum net capital requirement for a market making broker/dealer of $1,000,000. Management calculated the minimum net capital based on the third criteria listed above for approximately 840 securities that the Company is participating in as a market-making broker-dealer, resulting in a minimum net capital requirement as of December 31, 2017 of $1,000,000. At December 31, 2017, the Company had allowable net capital of $6,208,303, which exceeded its requirement of $1,000,000 by $5,208,303. The rule also requires that the Company's percentage of aggregate indebtedness to net capital, both as defined, not exceed 1500%. The Company's percentage of aggregate indebtedness to net capital was 46.58% at December 31, 2017.